

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2021

Donald Benziger
Executive Vice President and Chief Financial Officer
Richmond Mutual Bancorporation, Inc.
31 North 9th Street
Richmond, Indiana 47374

      Re: Richmond Mutual Bancorporation, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2020
           Filed March 31, 2021
           File No. 001-38956

Dear Mr. Benziger:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Finance